Confidential

Will H. Cai

+852 3758 1210

wcai@cooley.com

March 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Priscilla Dao, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted on January 24, 2022 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 23, 2022 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-4 (the “DRS/A”). In response to the comments set forth in the Comment Letter, the Company has revised the DRS/A and is filing a revised version of the DRS/A (the “Revised DRS/A”) via EDGAR with this response letter.

Set forth below are the Company’s responses to the comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS/A. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS/A.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1.	We note your response to prior comment 48. Please revise your cover page disclosure in a similar fashion to clarify the mechanics of your Business Combination and your reasons for structuring the transaction in three steps.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page to clarify the mechanics of your Business Combination and the reasons for structuring the transaction in three steps.

March 7, 2022	Confidential

Questions and Answers About the Proposals

Q: What are the U.S. federal income tax consequences..., page 20

2.	We note your responses to prior comments 6 and 26 but are unable to agree. Both BSGA and Bitdeer investors are receiving registered securities pursuant to the registration statement. Therefore, your representations as to the material tax consequences must cover both groups of investors. If you do not believe that the tax consequences to Bitdeer investors as a result of the Business Combination will be material (as indicated in your response to prior comment 26), revise your disclosure to make this clear.

The Company respectfully advises the Staff that it does not believe that any disclosure or opinion is required to address the tax consequences to Bitdeer investors of the receipt of BTG ADSs in exchange for Bitdeer Shares. Item 4(a) of Form F-4 requires “a summary of the material features of the proposed transaction” including, where applicable “the tax consequences of the transaction.” Staff Legal Bulletin No. 19 Section III(A)(2) indicates that a tax consequence is material to an investor if “a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision.” However, Bitdeer investors are not being faced with an investment decision. Bitdeer has already obtained sufficient votes pursuant to the Voting and Support Agreement to satisfy the requirements of the Cayman Companies Act and Bitdeer’s organizational documents to approve the Business Combination. Since the Company does not believe that the tax consequences to Bitdeer investors are material within the meaning of Staff Legal Bulletin No. 19, it does not believe that any disclosure or opinion is required to address the tax consequences to Bitdeer investors of the receipt of BTG ADSs in exchange for Bitdeer Shares.

The Company has revised the disclosure on page 159 of the Revised DRS/A to clarify that the discussion under the section “Material Tax Considerations—Material U.S. Federal Income Tax Considerations” is not addressed to Bitdeer investors.

Summary of the Proxy Statement/Prospectus

Reasons for BSGA Board’s Approval of the Business Combination, page 24

3.	We note your response to prior comment 9. Further clarify whether there are any actions or representations by Bitdeer management that support your belief that the funds received in the Business Combination will remain on the balance sheet.

The Company respectfully submits that it has received a representation from Bitdeer’s management (also the management of BTG upon Closing) that BTG will retain the funds received in the Business Combination on BTG’s balance sheet upon Closing. The Company has revised the disclosure accordingly. The revised disclosure can be found on pages 25 and 138 of the Revised DRS/A.

Risk Factors

Growth in the popularity and the use of other blockchain networks..., page 61

4.	We note your disclosure added in response to prior comment 16. Explain why Bitcoin “enjoys a first-to-market advantage over other networks such as PoS networks.” Explain what “advantages” PoS networks may eventually provide over PoW networks. Please provide brief explanations of Proof of Work, Proof of Stake, Delegated Proof of Stake, Proof of SpaceTime and Proof of Capacity.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Revised DRS/A.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 7, 2022	Confidential

A market for BTG ADSs may not develop, which would adversely affect..., page 86

5.	We note your response to prior comment 17. Please further expand this generic risk factor to specifically address the number of ADSs held by Mr. Wu and your other insiders as compared to those held by investors who will comprise your public market.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised DRS/A.

Appraisal Rights, page 101

6.	We note your added disclosure in response to prior comment 19. However, your instructions to investors who may be interested in exercising their appraisal rights continues to require investors to specifically refer to “the First SPAC Merger.” Unless the vote on the First SPAC Merger could occur at a different time than the votes on the other component mergers to the Business Combination, you should consider referring to “the Business Combination” to avoid potential confusion.

The Company acknowledges the Staff's comments and respectfully submits to the Staff that the appraisal rights of the holders of BSGA Ordinary Shares will be in respect of the First SPAC Merger, notwithstanding that they are voting for the Business Combination Proposal. This is because, upon the effective time of the First SPAC Merger, BSGA will become a wholly owned subsidiary of BTG, and the holders of BSGA Ordinary Shares will have exchanged their BSGA Ordinary Shares for class A ordinary shares of BTG, which are anticipated to trade in the United States in the form of ADSs. Accordingly, following the First SPAC Merger, the only shareholder of BSGA will be BTG.

Information Related to Bitdeer

Hosting, page 185

7.	Please provide an explanation of the contract terms that may differ among long-term hosting customers.

In response to the Staff’s comment, the Company has revised the disclosure on page 187 of the Revised DRS/A.

Our Cryptocurrencies

Cryptocurrencies and Protocols Involved in Our Business, page 186

8.	Please specify the percentage of your mining operations that each digital asset represents.

In response to the Staff’s comment, the Company has revised the disclosure on page 187 of the Revised DRS/A.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 7, 2022	Confidential

Policies and Procedures Related to Our Cryptocurrencies, page 186

9.	We note your disclosure on page 186 regarding “stablecoins.” Please revise to explain what you mean by the term “stablecoin” as this term is used in a number of contexts and does not have a fixed meaning. Please also describe in greater detail the reasons why you hold or may hold stablecoins and your policies and procedures with respect to holding or acquiring stablecoins. In regards to the statement that “stablecoins accounted for 1.5%, 15.3% and 63.0% in carrying value as of respective year/period end,” please identify the stablecoins that you hold and the percentage that each represents. In regards to the statement that “Except for stablecoins, we do not leverage cryptocurrencies that we hold, including Bitcoin, to generate additional income, through lending, hedging or otherwise,” please tell us how you use stablecoins to generate additional income.

In response to the Staff’s comment, the Company has revised the disclosure on page 188 of the Revised DRS/A.

10.	We note your response to prior comment 29 and your cross-references to risk factor disclosure. However, we do not see any risk factor disclosure relating to potential securities law issues if any of your cryptocurrencies are deemed to be securities in the future. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 189 of the Revised DRS/A.

Bitdeer Technologies Holding Company and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements

Note 3. Changes in Significant Accounting Policies

b. Cryptocurrency lending, page F-35

11.	We note the discussion of loans of cryptocurrency. Provide an accounting analysis with citation to authoritative literature supporting your accounting treatment.

The Company acknowledges the Staff’s comments and respectfully submits to the Staff the analysis as follows:

The lending of cryptocurrencies from Bitdeer to the counterparty (borrower) creates a receivable upon transfer of control of the underlying cryptocurrency from Bitdeer to the borrower based on the facts that the borrower 1) is able to direct the use of the cryptocurrencies borrowed from Bitdeer and 2) is able to obtain substantially all of the benefit from the cryptocurrencies in various ways, such as selling for cash or pledge. The Company believes the derecognition criteria pursuant to IAS 38 paragraph 112 and paragraph 114 have been met therefore the cryptocurrencies are effectively disposed of on the date of lending which creates a receivable.

As cryptocurrencies are non-monetary assets, the lending arrangement involving cryptocurrencies does not, in itself, constitute a financial asset because it does not give rise to a present right to receive cash or another financial asset according to IAS 32 paragraph 11. However, the arrangement contains a component that meets the definition of derivative according to IFRS 9 Appendix A, because a) the value of the obligation of the counterparty (borrower) changes in accordance with the change in the value of the underlying cryptocurrencies; b) there is no initial net investment in arranging the transaction, and c) the repayment is settled at a future date. Given the loan receivable is a non-financial instrument, the Company believes the lending arrangement creates a hybrid contract that includes a non-derivative host contract and an embedded derivative component according to IFRS 9 paragraph 4.3.1.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 7, 2022	Confidential

The Company then considers whether the embedded derivative should be separated from the host contract. The Company notes the host contract is arranged such that the borrower repays the same quantity of cryptocurrencies borrowed from Bitdeer, thus the primary risk of the host contract is the credit risk where the borrower might default on the repayment. The risk of the embedded derivative is primarily related to the change in value of the underlying cryptocurrencies. The Company believes the host contract and the embedded derivative are not clearly and closely related according to IFRS 9 paragraph 4.3.3.

The Company measures the embedded derivative at fair value on the statement of financial position with changes in fair value being accounted for through profit or loss following IFRS 9 Appendix B paragraph B4.3.3. The host contract, as a non-financial instrument, is measured at cost, which equals to the carrying value of the cryptocurrencies lent to the borrower on the transaction date. This practice is consistent with what is discussed in IFRS 9 paragraph 4.3.4.

The cryptocurrency lending transaction was initiated in April 2021 and Bitdeer received the full amount of repayment in July 2021. The amount of changes in fair value of derivative instrument was approximately $2.5 million for the six months ended June 30, 2021, which represents around 2% of Bitdeer’s net profit for the same period and is considered immaterial to the financial presentation.

Notes to the Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

h. Cryptocurrencies, page F-62

12.	We note that cost is calculated using the weighted average cost method when determining impairment. Tell us why you do not use the carrying amount as determined for an individual asset. Please cite the literature that supports your accounting.

The Company acknowledges the Staff’s comments and respectfully submits that as discussed in Note 2(h) to the Audited Combined Financial Statements, Bitdeer accounts for cryptocurrencies as identifiable non-monetary assets that lack physical substance in accordance with IAS 38. The impairment of cryptocurrencies is accounted for pursuant to IAS 36 as indicated in IAS 38 paragraph 111.

Pursuant to IAS 36 paragraph 66, Bitdeer identifies impairment of cryptocurrencies at an individual asset level and records impairment measured as the difference between the cost (defined as the carrying amount of an individual asset) and the recoverable amount according to IAS 36 paragraph 8.

According to IAS 36 paragraph 6, the recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. Cryptocurrencies have no “use” other than as a medium of exchange. Hence, the impairment assessment involves comparing the carrying amount with the fair value less costs of disposal. Bitdeer accounts for cryptocurrencies at cost, i.e., the carrying amount, less any accumulated impairment losses. The cost is determined using the weighted average method of costing instead of first-in, first-out (“FIFO”). This accounting policy and practice is consistently applied in its operations across the periods, and the Company notices such an approach also aligns with the discussion in Deloitte’s publication “Thinking Allowed - Cryptocurrency: Financial reporting implications.”

The Company attaches the extract and link to the above Deloitte’s publication for the Staff’s reference.

Under intangible assets, cost model section, page 14, it states:

“An entity will need to establish a basis for determining the carrying amount of the cryptocurrency to derecognise when it sells or transfers some cryptocurrency to another party. Because cryptocurrency is a fungible asset that is likely to be on the basis of a formula such as first-in, first-out or weighted average. As well as affecting the measurement of the consequences of a sale, that accounting policy will affect the measurement of impairment losses.”

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 7, 2022	Confidential

https://www.iasplus.com/en/publications/global/thinking-allowed/2018/thinking-allowed-cryptocurrency-financial-reporting-implications

The Company believes using first-in-first-out (“FIFO”) or weighted average formula to determine the carrying amount of the cryptocurrency to derecognize is a policy election allowed under IFRS. Furthermore, the Company has performed an analysis on the impairment expense assuming the FIFO approach and noted it is not materially different from the impairment expense recognized under the weighted average approach.

l. Mining machines, page F-64

13.	We note from your response to prior comment 39 that your estimate of the useful life of mining machines is currently generally two years. Please disclose the nature and amount of the effect of this change in accounting estimate. Refer to paragraph 39 of IAS 8.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-52 and F-92 of the Revised DRS/A to include the subsequent event disclosure on the change in the estimate of the useful life of mining machines.

14.	In response to prior comment 39, you indicate that the net gain or loss on sale of mining machines is presented as other revenue included in the revenue line because the disposal occurs regularly. Tell us how this presentation complies with the guidance in paragraph 68 of IAS 16 indicating that gains should not be classified as revenue. To the extent that you continue to believe the classification as revenue is appropriate, please provide us with a supporting accounting analysis with reference to authoritative guidance for your classification of the cash flows related to proceeds from the sale of mining machines and cash outflows for the purchase of mining machines as cash flows from investing activities.

The Company acknowledges the Staff’s comment and paragraph 68 of IAS 16. However, as the disposal of used mining machines occurs regularly, which is an integral part of Bitdeer’s operation, the Company believes such disposal income meets the definition of revenue as income arising in the course of Bitdeer’s ordinary activities in accordance with IFRS 15 Appendix A. The gross proceeds from the sale of used mining machines amounted to approximately $18.6 million and $42.4 million for the year ended December 31, 2020 and the six months ended June 30, 2021, respectively, which indicate that such sales occur in the course of Bitdeer’s ordinary business activities.

The Company would like to clarify Bitdeer’s practice in selling used mining machines in further details. Bitdeer plans mining machine purchases entirely based on the operational needs of the Cloud Hash Rate and Proprietary Mining businesses and does not intentionally purchase any mining machines for the purpose of re-sale. Since Bitdeer has access to the newer models of mining machines, due to limitations on the capacity of mining data centers, Bitdeer regularly disposes of existing mining machines that no longer generate optimal output to free up space in the mining data centers. The mining machines disposed of will be replaced with newer models of mining machines with better performance. The sales transaction usually takes less than a week from its initiation to completion. Bitdeer does not have specific plans for selling the mining machines and the nature of the sales is haphazard. In addition, the mining machines are always utilized by Bitdeer to generate revenues immediately before the sales.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 7, 2022	Confidential

The Company classifies the cash flows for the purchase and sales of mining machines as cash flows from investing activities based on IAS 7 paragraph 16 considering the mining machines are Bitdeer’s revenue-earning equipment.

The Company notes that Bitdeer’s presentation also aligns with that of other SEC filers in terms of the net revenue presentation and cash flow classification. For example, Willis Lease Finance Corporation audited by KPMG LLP included the following accounting policy on the sale of leased equipment, which is presented as part of revenue:

Notes to Consolidated Financial Statements Note 1(c)

Gain on sale of leased equipment

The Company regularly sells equipment from its lease portfolio. This equipment may or may not be subject to a lease at the time of sale. The net gain or loss on such sales is recognized as revenue and consists of proceeds associated with the sale less the net book value of the asset sold and any direct costs associated with the sale. To the extent that deposits associated with the equipment are not included in the sale, any such amount is included in the calculation of gain or loss.

Additionally, “purchase of equipment held for operating lease” and “proceeds from sale of equipment (net of selling expenses)” are presented as cash flows from investing activities.

The Company includes the link to Willis Lease Finance Corporation’s form 10-K for the year ended December 31, 2020 for the Staff’s reference.

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001018164/000101816421000013/wlfc-20201231.htm

Finally, the Company also would like to point out gross presentation of revenue and cost of revenue instead of the current net presentation would have generated more revenue and the offsetting cost of revenue for the Company in the amount of $5.4 million, $17.5 million and $4.6 million, respectively, for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2021. The Company’s decision of the net presentation is determined based on the nature of its operation and the applicable accounting standard under IFRS.

15.	In response to prior comment 39, you indicate that disposal of mining machines, considered revenue earning equipment, does not fall under the scope of IFRS 15 as it is not an output of Bitdeer’s ordinary activities. However, you also indicate that the disposal occurs regularly, so Bitdeer has included the net gain or loss on the sale of mining machines as other revenue. Please tell us what consideration you gave to the guidance in paragraph 68A of IAS 16, by analogy, and the recognition of the gross proceeds from the sale of mining machines as revenue and the related cash payments and cash receipts as operating activities.

The Company acknowledges the Staff’s comment and respectfully submits that it has considered paragraph 68A of IAS 16. Bitdeer’s operation to sell the used mining machines does not fully align with what is discussed in paragraph 68A of IAS 16.

In Bitdeer’s business model, all of the mining machines were self-operated and Bitdeer does not rent the mining machines to others. Bitdeer’s determination to sell and the buyers’ demand for mining machines are largely impacted by the cryptocurrency prices which are volatile and difficult to forecast, as a result, Bitdeer’s sales of the used mining machine are haphazard in nature. Bitdeer does not have a reliable means to identify or estimate the point of time when the mining machines become held for sale, thus to be transferred to inventories. All of the mining machines are utilized in Bitdeer’s operations to generate revenues immediately before the sale.

As a result, the Company believes paragraph 68A of IAS 16 should not be applied by analogy and continues to view the mining machines as revenue-earning equipment. Based on the analyses in the responses to comment 14 and 15, the Company concludes it is still appropriate to include the net gain or loss on sale of mining machines as other revenue in the revenue line and to present proceeds from the sale of mining machines and cash outflows for the purchase of mining machines as cash flows from investing activities.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 7, 2022	Confidential

o. Revenue recognition, page F-65

16.	We note your response to prior comment 41 regarding your Cloud Hash Rate offering. Please revise your revenue recognition policy to address the clarifying information provided in the response. In addition, please clarify how the hash rate charge or fee is determined. Indicate whether you are providing each customer a specified amount of computational power per second. Clarify if the performance obligation is actually validating blocks on the blockchain for your customers by providing computation power. If so, provide your analysis of whether a mining reward would come to you thus making you the principal.

In response to the Staff’s comment, the Company has revised the disclosure on pages 222, F-65 and F-66 of the Revised DRS/A related to the Cloud Hash Rate business.

A hash rate subscription plan is a contract to sell a fixed amount of computing power in a fixed period of time to a customer for a fixed fee. In each contract, a fixed hash rate, which is a fixed amount of computing power per second, and a fixed period of time are explicitly specified. The fee for the hash rate subscription plan is set by Bitdeer independently and is a one-time fixed charge the customer needs to pay upon plan subscription. The fixed fee is determined by Bitdeer internally and independently considering various factors such as current and forecasted mining cost as well as the opportunity cost if Bitdeer uses the underlying mining machines to mine cryptocurrencies by itself.

Bitdeer’s performance obligation does not involve validating blocks on the blockchain for the customers. In essence, Bitdeer is selling a specified amount of computing power over a specified period of time in exchange for a fixed fee in the contracts with customers.

March 7, 2022	Confidential

Once Bitdeer has fulfilled its performance obligation by providing the specified amount of computing power to the customers, the customers will obtain control over the computing power because the customers will be able to direct the use of the computing power (i.e. instruct Bitdeer to connect to a mining pool designated by the customers) and will obtain substantially all of the benefits (the mining reward) derived from the computing power subscribed. In addition, the customer bears the risk of poor yield from the mining activity due to circumstances such as a decline in value of cryptocurrency mined or an increase in network difficulty, and the hash rate subscription fee is non-refundable even if the customer received poor yield from the mining activity. Based on the user agreement, Bitdeer is not responsible for the amount and the distribution of the mining reward. The mining rewards are calculated, settled and distributed directly to the customers by the mining pools.

Regarding the Company’s analysis of principal versus agent consideration on the relationship among mining pool, Bitdeer and subscribers of computing power (Bitdeer’s customers), the Company submits that the customers are the intermediary as the customers subscribe the computing power from Bitdeer (vendor) and provide the subscribed computing power to the mining pools (end consumer). Subscribers of computing power determine which computing power providers (Bitdeer or Bitdeer’s competitors) to contract with and also designate the mining pools to be connected to. As in this case, Bitdeer is not viewed as the intermediary and the performance obligation does not involve validating blocks, principal versus agent considerations would not be applicable.

17.	We note your response to prior comment 43 and continue to evaluate your analysis.

The Company notes the Staff’s comment.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 7, 2022	Confidential

18.	You indicate in response to prior comment 44 that you only earn proprietary mining revenue from mining rewards from your participation in mining pools. Please clarify this in your disclosure. In addition, please explain what differentiates the revenue you earn as a result of your mining activity from the revenue you earn from additional rewards from mining pools. Describe the plan or contract that results in additional rewards. Clarify how you are compensated for mining activities that do not include the additional reward. Describe your obligations under these plans and indicate whether you are obliged to provide promises other than providing computational power. That is, please clarify the nature of the mining activities and explain how those activities each represent a performance obligation under each contract or plan.

In response to the Staff’s comment, the Company has revised pages 222 and F-66 of the Revised DRS/A related to the Proprietary Mining business.

For revenue earned as a result of mining activity in the Proprietary Mining business, providing computing power is the only performance obligation in Bitdeer’s contracts with mining pool operators. In exchange for providing computing power to the pools, Bitdeer is entitled to a fractional share of the cryptocurrency award the mining pool operator receives from the blockchain network. The sharing mechanisms, or how Bitdeer is compensated for mining activities, are described in the Company’s response to the Staff’s prior comment 45.

For revenues earned from additional rewards from mining pools, it is negotiated and arranged soleloy between Bitdeer and the mining pool operators. In this arrangement, the mining pools agree to pay Bitdeer cryptocurrencies in the amount which equals to a percentage of the operation fees charged to Bitdeer’s customers in Cloud Hash Rate and Cloud Hosting arrangements for connecting the customers’ computing power to the mining pools. The mining pools agree to do so for the purpose of incentivizing Bitdeer to include these mining pools as the customers’ choices of pools to connect to in the Cloud Hash Rate and Cloud Hosting contracts. The mining pool operators desire to have more computing power to connect to the pools, because a larger computing power in the pools would create efficiencies in overall computation and yield more stable outputs in terms of the block rewards. Under such arrangement, Bitdeer’s performance obligation is to connect the computing power on behalf of the customers under the Cloud Hash Rate and Cloud Hosting arrangements to the mining pools in exchange for the additional rewards. Bitdeer is not able to reasonably estimate the additional rewards until it is paid because Bitdeer is not responsible for the transaction verification service Bitdeer’s customers provide to the mining pools, and in turn, does not monitor its customers’ mining reward status. In addition, Bitdeer includes the additional rewards in the Proprietary Mining revenue as they are separately negotiated with and paid by the mining pools.

For the year ended December 2019 and 2020, and for the six months ended June 30, 2021, the revenue generated from this additional consideration amounted to be approximately $1.8 million, $2.6 million, and $2.6 million, or 2.2%, 1.5% and 1.2% of the total revenue. The Company believes the additional reward is immaterial to its overall operation.

19.	You state, “The Group performs mining activities with its own mining machines to earn cryptocurrency reward.” Please clarify whether the Company is only compensated for successful block placement by the pool operator; that is, is the Company entitled to any compensation for mining activities provided for a block that the pool operator is not successful in placing? Please clarify your enforceable rights and obligations over the period of providing computational power to the mining pool.

The Company acknowledges the Staff’s comments and respectfully submits to the Staff that the sharing mechanisms are described in the Company’s response to the Staff’s prior comment 45. Bitdeer historically has selected three sharing mechanisms including SOLO, FPPS and PPS+. Under the SOLO mechanism, Bitdeer is only compensated by its successful block placement, while under the sharing mechanism, designed following the expected block reward approach, such as PPS+ and FPPS, Bitdeer is compensated regardless of a successful block placement by the pool operator. In addressing the Staff’s comment, the Company respectfully submits that it will focus on the discussion on the expected block reward approach because the revenue generated from mining under the SOLO mechanism is immaterial during all periods presented. Specifically, for the year ended December 31, 2019 and 2020, and for the six months ended June 30, 2021, Bitdeer generated $3.8 million, $1.8 million and nil proprietary mining revenue under the SOLO sharing mechanism, which represents 4.6%, 1.1% and nil of the total revenue, respectively. Bitdeer no longer conducts mining activities in the mining pool using the SOLO mechanism and does not intend to do so in the future.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 7, 2022	Confidential

Providing computing power is the only performance obligation in Bitdeer’s arrangement with the mining pool operators and it is entitled to the rewards derived from that computing power according to a predetermined sharing mechanism.

20.	Please clarify your disclosures in Note 3, Use of Judgments and Estimates, that states, “The Group estimates the amount of cryptocurrency earned in a given day based on the amount of hash rate it appropriates into the applicable practice as well as data feed from the mining pools.” Tell us what the phrase “appropriates in the applicable practice” means. Clarify why you need to estimate the amount of cryptocurrency earned and indicate for which products you make this estimate. Explain how you determine that you earn a cryptocurrency from your mining activity.

The Company acknowledges the Staff’s comment and respectfully submits that the phrase “appropriates in the applicable practice ” means “allocates to the Proprietary Mining revenue arrangements.” The Company meant to disclose that Bitdeer is able to reasonably estimate the amount of cryptocurrency earned in a given day based on the amount of computing power it allocates to the Proprietary Mining revenue arrangements which Bitdeer has a system to keep track of on a real-time basis.

In response to the Staff’s comment, the Company has revised pages 223, F-67 and F-75 of the Revised DRS/A and removed the disclosure on estimating the amount of cryptocurrency earned. The previous disclosure is not entirely accurate because in practice, Bitdeer does not estimate the amount of cryptocurrency earned from its mining activity as the information on the actual amount of cryptocurrency earned becomes available shortly after the performance obligations have been satisfied (within an hour).

For Proprietary Mining business, because the sharing mechanisms Bitdeer has chosen are mainly under the expected block reward approach and providing computing power is the only performance obligation (please refer to response to comment 19), the amount of mining reward becomes estimable by the end of a day based on the actual amount of computing power provided to the mining pools and it is highly probable that a significant reversal in the amount of revenues will not occur. Based on Bitdeer’s experience, the amount estimated is not materially different from what is actually received. As such, Bitdeer recognizes its revenue corresponding to its mining activity when it is earned, reasonably estimable and not constrained. Bitdeer believes the revenue from mining activity is earned when its performance obligation (providing computing power) has been satisfied.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 7, 2022	Confidential

21.	Please clarify the time periods between successful placement of a block on the blockchain by the pool operator, receipt of confirmation, and receipt of consideration.

Bitdeer, a mining pool participant, receives mining rewards from the mining pool by providing computing power primarily under the expected block reward approach. Bitdeer is entitled to receive the mining reward from the mining pools regardless of the mining pool’s successful placement of blocks or receipt of mining reward from the blockchain network. The confirmation of mining rewards distributable to Bitdeer from the mining pools for the transaction verification service provided earned in one day can be determined shortly after 00:00 in UTC+0 time zone (within an hour after the day is over) and the mining rewards will be distributed to Bitdeer a few hours later.

22.	We note that in Cloud Hosting arrangements you keep sold machines on premises and run and maintain it for customers. Indicate whether a customer ever gets control or can take possession of sold machines. Tell us how such a machine is disposed. Clarify whether you can utilize the machine for another customer. In addition, please tell us whether any of the customers that purchased the machines also participate in the Cloud Hash offering.

The Company acknowledges the Staff’s comment and respectfully submits that when placing an order under the Cloud Hosting arrangement, a customer is provided with information of the order. Key information includes the specification of the mining machines, such as the make and model, power consumption, hash rate, and the purchase price. The customer and Bitdeer also agree that once the order is placed and hosting service starts, Bitdeer will not issue a refund on the purchase of mining machines and the customer is entitled to all of the mining profits.

55 Hudson Yards, New York, New York 10001-2157

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March 7, 2022	Confidential

The customer can take possession or dispose of the mining machines upon request.

To process the order, Bitdeer will configure the mining machines using the customer’s information. The configuration of the mining machines includes mainly the physical relocation of the mining machines to the in Bitdeer’s mining farm designated for Cloud Hosting arrangements, setting of the mining pool account for the customer using the customer’s cryptocurrency wallet address and connection of the mining machines to the mining pool. The configuration takes less than 5 days and the order becomes effective upon the completion of the configuration. Once the configuration is completed, the customer starts to mine cryptocurrencies and Bitdeer is not allowed to re-configure those mining machines unless so requested by the customer. Thus, Bitdeer is not able to utilize the mining machine for another customer.

In this arrangement, the customer has significant risk and rewards of ownership and is able to take physical possession of the mining machines. As such, Bitdeer concludes the control of the mining machines is transferred to the customer upon completion of the order pursuant to IFRS 15 paragraph 38.

Under the Cloud Hosting arrangement, if the customers do not request to take possession of the machines, the mining machines will be disposed of in one of the following ways:

1.	Discarded if mining machine is beyond repair.

2.	Sold on the market on behalf of the customer.

The Company respectfully submits to the Staff that the computing power used in the Cloud Hash Rate business are all generated from Bitdeer’s own mining machines. As such, the computing power generated from mining machines sold in Cloud Hosting arrangements, which belong to the customers, is not used in the Cloud Hash Rate business.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 7, 2022	Confidential

Note 19. Subsequent Events, page F-91

23.	We note your revised disclosure in response to prior comment 47. You indicate that the preliminary estimated fair value per share of the RSUs granted ranged between $0.17 and $0.27. Please confirm that this is the fair value of the underlying ordinary shares that the RSUs represent upon vesting. Otherwise, provide us with the underlying share price assumptions. As previously requested, please tell us how the estimated fair value per share compares to your valuations. In this regard, explain the underlying factors contributing to the increase in the per share fair value. In addition, please elaborate on the terms of the RSUs, including why there is an exercise price on restricted share units and the vesting pattern of the RSUs in 2 to 7 years. Finally, please disclose the expected impact of share-based compensation on your financial statements.

In response to the Staff’s comment, the Company has revised pages F-52 and F-91 and F-92 of the Revised DRS/A related to the issuance of the stock award.

The RSU issued by Bitdeer to the designated recipients pursuant to the 2021 Plan are stock options granted to the recipients to purchase Bitdeer’s ordinary shares at an exercise price of $0.03 per share. Depending on the function of the recipients awarded, the options were subject to various vesting patterns, which include even and uneven vesting schedules across a period between 2 to 7 years. The awards were disclosed in the form of RSUs to be in conformity with the name of the award included in the award agreements under the 2021 Plan.

The estimated fair value of the options ranges from $0.17 to $0.27. The estimated fair value of Bitdeer’s ordinary shares ranges from $0.19 to $0.29 and is resulted from an estimated fair value of Bitdeer of $2.4 billion as of August 1, 2021 and $3.9 billion as of November 1, 2021.

The estimated fair value of Bitdeer on November 1, 2021 was $3.9 billion, which is close to the $4 billion acquisition price agreed in the business combination transaction addressed by the DRS.

The increase of estimated fair value from August 1, 2021 to November 1, 2021, from $2.4 billion to $3.9 billion was a result of the development of a number of factors. Some of the most significant factors are as follows:

Assumptions	Changes from August to November
Bitcoin price	A 50% increase in overall Bitcoin price resulted from the spot price change in bitcoin from approximately $40,000 to $61,000
Mining machine operation capacity	A 97% increase in estimated operation capacity for the year 2022, and an average of 12% increase in subsequent years. The increase in capacity in 2022 is a result of the plan started contemplating in October 2021 to construct one mining farm with a hosting capacity of 300MW, expected to be operational gradually across 2022 and 2023.

A third party valuation specialist is engaged by Bitdeer to come up with the fair value of the awards.

*          *            *

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the Revised DRS/A, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP